UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6‑K dated November 5, 2018

Commission File Number:  1‑13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F ☒          Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82‑ __________

Enclosure:  A press release dated November 5, 2018 announcing the launch of STMicroelectronics’ share buy-back program.

PR° C2860C

STMicroelectronics Announces Launch of
Share Buy-back Program

AMSTERDAM - November 5, 2018 -- STMicroelectronics N.V. (the “Company” or “STMicroelectronics”), a global semiconductor leader serving customers across the spectrum of electronics applications, announced the launch of a share buy-back program of up to $750 million to be executed within a 3 year period (subject to shareholder and other approvals from time to time) following the publication of this press release. The share buy-back program will be carried out in accordance with the authorisation of the Supervisory Board and the provisions of the Market Abuse Regulation (EU) 596/2014 and Commission Delegated Regulation (EU) 2016/1052.

The Company intends to carry out the buy-back program, and hold the shares bought back as Treasury Stock, for the purpose of meeting the Company’s obligations in relation to its employee stock award plans. As of October 31, 2018, the Company holds approximately 8.6 million Treasury Shares, representing approximately 0.9 percent of its issued share capital.

The Company will appoint one or more brokers to execute the share buy-back program in accordance with all applicable regulations. The brokers will make their decisions relating to the purchase of Company shares independently, including with respect to the timing of any purchases, and all purchases effected will be in compliance with daily limits on prices and volumes.

The Company’s closing share price on the New York Stock Exchange on November 2, 2018, was $15.81 and, at such price, the maximum number of shares that could be acquired for $750 million would be approximately 47 million, which represents approximately 5.2 percent of the Company’s issued share capital.

Purchases of shares will be made on one or more trading venues, which may include the regulated market of Euronext Paris, the Mercato Telematico Azionario organised and managed by Borsa Italiana S.p.A. and the New York Stock Exchange.

The price paid for any share purchased pursuant to the share buy-back program shall be subject to:

•	a minimum of €1.04 per share;

•
a maximum of 110 percent of the average of the highest price at which the shares are quoted on each of the five trading days prior to the date of the relevant purchase, on each of the regulated market of Euronext Paris, the Mercato Telematico Azionario organised and managed by Borsa Italiana S.p.A. and New York Stock Exchange; and

•	a maximum of the greater of (i) the price of the last independent trade and (ii) the highest current independent purchase bid on the trading venue where the purchase is carried out; and

•	all other applicable rules.

The actual timing, number and value of Company shares repurchased under the share buy-back program will depend on a number of factors, including market conditions, general business conditions and applicable legal requirements. The Company is not obligated to carry out the share buy-back program, and, if commenced, the share buy-back program may be suspended and discontinued at any time, for any reason and without previous notice, in accordance with applicable laws and regulations.

The share buy-back program implements the resolution of the Company’s shareholders pursuant to its annual shareholders’ meeting held on May 31, 2018 to repurchase shares in accordance with the authorisation of the Supervisory Board. Continuation of the share buy-back program will be subject to future shareholder approval at the Company’s 2019 annual shareholders’ meeting.

The Company will announce details of any share purchases effected pursuant to the share buy-back program, as required by applicable laws and regulations. The costs that the Company may incur in connection with the purchase of the shares pursuant to the share buy-back program will depend on the price and the terms on which actual purchases are made.

About STMicroelectronics
ST is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices.
By getting more from technology to get more from life, ST stands for life.augmented.

In 2017, the Company’s net revenues were $8.35 billion, serving more than 100,000 customers worldwide. Further information can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:
Céline Berthier
Group VP, Investor Relations
Tel : +41.22.929.58.12
celine.berthier@st.com
MEDIA RELATIONS:
Alexis Breton
Director, PR & Media Operations
Tel: + 33 6 59 16 79 08
alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	November 5, 2018	By:	/s/ Lorenzo Grandi
		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services